SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Boardwalk Equities Inc.

Suite 200, 1501 – 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1

(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Exercise Recap Report with Taxable Comp.
Cancellation Recap Report
Cancellation Recap Report

DOCUMENTS FURNISHED HEREUNDER:

1.	Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of December, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

January 6, 2004	By:	“Roberto Geremia” Roberto Geremia Vice-President Finance and Chief Financial Officer

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	December 31, 2003
Date Prepared:	January 6, 2004
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary
Stock Options Outstanding — Opening Balance				2,619,793
Options Granted:	(Add)
Date of Grant	Name	Expiry Date	Price	Number
None
Subtotal
Options Exercised:	(Subtract)
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	171,565
Subtotal
Options Cancelled:	(Subtract)
Date	Name	Date of Grant	Price	Number
As per attached	As per attached	As per attached	As per attached	49,400
Subtotal
Closing Stock Option Plan Balance				2,398,828

Shares Reserved for Share Compensation Arrangements
Opening Reserve Balance
Additional Listing Under Plan (Add)
Stock Options Exercised (Subtract)
Closing Reserve Balance

Issued and Outstanding Share Capital Summary
Reason for Increase or Reduction
Issued and Outstanding — Opening Balance				50,696,554
Stock Options Exercised				171,565
Share Purchase Plan				Nil
Warrants — No Warrants held in Calgary				Nil
Private Placement				Nil
Issuer Bid Cancellation				Nil
Closing Issued Capital Balance				50,877,430

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

Exercise Recap Report with Taxable Comp.	Boardwalk Equities Inc.

From 12/1/2003 to 12/31/2003          Entered from    /  /    to    /  /

Name/Optionee ID	Grant	Exercise	Options	Option	Exercise	Aggregate	Taxable
	Date	Date	Exercised	Price	Price	Option Cost	Compensation

Plan: Boardwalk Equities Inc. 10 YR.

Doug D. Biggs	3/9/1999	12/2/2003	1,300	$12.700000	$17.750000	$16,510.00	6,565.00
SSN ###-##-####

Chanda F. Mitchell	3/4/2000	12/2/2003	1,800	$15.230000	$17.750000	$27,414.00	4,536.00
SSN ###-##-####

Robert T. Squires	6/10/1999	12/2/2003	2,400	$15.790000	$17.750000	$37,896.00	4,704.00
SSN ###-##-####

Michael Simon	11/24/1998	12/3/2003	2,000	$16.730000	$17.680000	$33,460.00	1,900.00
SSN ###-##-####

Paul H. Moon	3/4/1999	12/4/2003	3,000	$12.830000	$17.610000	$38,490.00	14,340.00
SSN ###-##-####

Roberto Geremia	11/24/1999	12/8/2003	66,100	$9.110000	$17.750000	$602,171.00	571,104.00
SSN ###-##-####

Manjeet S. Dhillon	3/24/2000	12/9/2003	4,000	$15.230000	$17.820000	$15,230.00	2,590.00
SSN ###-##-####

Manjeet S. Dhillon	9/3/1999	12/9/2003	44,000	$14.050000	$17.820000	$618,200.00	165,880.00
SSN ###-##-####

Manjeet S. Dhillon	10/12/2000	12/9/2003	4,000	$11.800000	$17.820000	$47,200.00	24,080.00
SSN ###-##-####

Judy Perkin	3/24/2000	12/9/2003	1,800	$15.230000	$17.820000	$27,414.00	4,662.00
SSN ###-##-####

Felix C. Sanfelices	9/3/1999	12/10/2003	800	$14.050000	$17.750000	$11,240.00	2,960.00
SSN ###-##-####

Mark A. Sewell	6/10/1999	12/10/2003	1,600	$15.790000	$17.750000	$25,264.00	3,136.00
SSN ###-##-####

Helen M. Mix	10/12/2000	12/12/2003	3,000	$11.800000	$17.940000	$35,400.00	18,420.00
SSN ###-##-####

Helen M. Mix	9/3/1999	12/2/2003	2,400	$14.05000	$17.940000	$33,720.00	9,336.00
SSN ###-##-####

Vicki L. Parker	5/11/1999	12/12/2003	2,400	$14.780000	$17.940000	$35,472.00	7,584.00
SSN ###-##-####

1

Exercise Recap Report with Taxable Comp.	Boardwalk Equities Inc.

From 12/1/2003 to 12/31/2003          Entered from    /  /    to    /  /

Name/Optionee ID	Grant	Exercise	Options	Option	Exercise	Aggregate	Taxable
	Date	Date	Exercised	Price	Price	Option Cost	Compensation

Luis A. Ventura	3/24/2000	12/12/2003	1,200	$15.230000	$17.940000	$18,276.00	3,252.00
SSN ###-##-####

Doug D. Biggs	3/9/1999	12/15/2003	14,700	$12.700000	$18.000000	$186,690.00	77,910.00
SSN ###-##-####

Sharon J. Friesen	5/11/1999	12/16/2003	2,400	$14.780000	$17.920000	$35,472.00	7,536.00
SSN ###-##-####

Antonio Rino	1/13/2000	12/16/2003	1,200	$12.520000	$17.920000	$15,024.00	6,480.00
SSN ###-##-####

Belinda Seckinger	3/24/2000	12/16/2003	1,800	$15.230000	$17.920000	$27,414.00	4,842.00
SSN 625-00-2019

Yvette (Vicky) Ayotte	4/9/1999	12/18/2003	2,400	$12.270000	$17.800000	$29,448.00	13,272.00
SSN ###-##-####

Yvette (Vicky) Ayotte	9/3/1999	12/18/2003	1,777	$14.050000	$17.800000	$24,966.85	6,663.75
SSN ###-##-####

Lizaine S. Wheeler	9/3/1999	12/18/2003	288	$14.050000	$17.800000	$4,046.40	1,080.00
SSN ###-##-####

Troy S. Nickolel	9/3/1999	12/22/2003	1,600	$14.050000	$17.600000	$22,480.00	5,680.00
SSN ###-##-####

Kevin B. Perry	12/20/1999	12/23/2003	1,000	$10.500000	$17.530000	$10,500.00	7,030.00
SSN ###-##-####

Sean P. Sweetnam	7/7/1999	12/23/2003	1,600	$14.960000	$17.530000	$23,936.00	4,112.00
SSN ###-##-####

Kerilyn J. Anweiler	7/7/1999	12/30/2003	1,600	$14.960000	$17.950000	$23,936.00	4,784.00
SSN ###-##-####

Renato L. Saban	7/7/1999	12/30/2003	1,600	$14.960000	$17.950000	$23,936.00	4,784.00
SSN ###-##-####

David W. Wu	12/20/1999	12/30/2003	800	$10.500000	$17.950000	$8,400.00	5,960.00
SSN ###-##-####

Plan Totals			171,565			2,059,606.25	995,182.75

2

Exercise Recap Report with Taxable Comp.	Boardwalk Equities Inc.

From 12/1/2003 to 12/31/2003          Entered from     /  /    to    /  /

Name/Optionee ID	Grant	Exercise	Options	Option	Exercise	Aggregate	Taxable
	Date	Date	Exercised	Price	Price	Option Cost	Compensation

Grand Totals			171,565			2,059,606.25	995,162.75

3

Cancellation Recap Report	Boardwalk Equities Inc.

From / / to / /	Entered from 12/22/2003 to 12/22/2003

	Grant	Grant	Cancellation		Options	SARs	Option	Aggregate
Name/Optionee ID	Date	Type	Date	Reason	Cancelled	Cancelled	Price	Option Price

Plan: Boardwalk Equities, Inc.

Edgar Banzuelo	12/23/1998	Non-Qualified	12/22/2003	Terminated	400	0	$16.720000	$6,688.00
SSN ###-##-####

Paul Cheveldeaw	12/23/1998	Non-Qualified	12/22/2003	Terminated	2,000	0	$16.720000	$33,440.00
SSN ###-##-####

Diane Scramsled	12/23/1998	Non-Qualified	12/22/2003	Terminated	3,000	0	$18.720000	$50,160.00
SSN ###-##-####

David A. Gwynn	1/5/1999	Non-Qualified	12/22/2003	Terminated	2,000	0	$16.690000	$33,380.00
SSN ###-##-####

Ronald J. MacIsaac	1/5/1999	Non-Qualified	12/22/2003	Terminated	2,000	0	$16.690000	$33,380.00
SSN ###-##-####

Robert J. Dahl	2/10/1999	Non-Qualified	12/22/2003	Terminated	2,000	0	$14.720000	$29,440.00
SSN ###-##-####

Patricia E. Bateman	5/11/1999	Non-Qualified	12/22/2003	Terminated	2,000	0	$14.780000	$29,580.00
SSN ###-##-####

Vicki L. Parker	5/11/1999	Non-Qualified	12/22/2003	Terminated	600	0	$14.780000	$8,868.00
SSN ###-##-####

Utah A. MacDonald	6/10/1999	Non-Qualified	12/22/2003	Terminated	3,000	0	$15.790000	$47,370.00
SSN ###-##-####

Nicole H. Schafer	6/10/1999	Non-Qualified	12/22/2003	Terminated	3,000	0	$15.790000	$47,370.00
SSN ###-##-####

Tammy J. Rowe	7/7/1999	Non-Qualified	12/22/2003	Terminated	500	0	$14.960000	$8,976.00
SSN ###-##-####

William V. Gallardo	8/9/1999	Non-Qualified	12/22/2003	Terminated	2,000	0	$14.730000	$29,480.00
SSN ###-##-####

Beverly A. Musseau	3/24/2000	Non-Qualified	12/22/2003	Terminated	2,000	0	$15.230000	$30,460.00
SSN ###-##-####

Cheryl L. Stout	6/20/2000	Non-Qualified	12/22/2003	Terminated	1,200	0	$12.700000	$15,240.00
SSN ###-##-####

Laura P. Walrond	6/20/2000	Non-Qualified	12/22/2003	Terminated	1,200	0	$12.700000	$15,240.00
SSN ###-##-####

Plan Totals					27,000	0		$419,032.00

1

Cancellation Recap Report	Boardwalk Equities Inc.

From / / to / /	Entered from 12/22/2003 to 12/22/2003

	Grant	Grant	Cancellation		Options	SARs	Option	Aggregate
Name/Optionee ID	Date	Type	Date	Reason	Cancelled	Cancelled	Price	Option Price

Grand Totals					27,000	0		$419,032.00

2

Cancellation Recap Report	Boardwalk Equities Inc.

From / / to / /	Entered from 12/8/2003 to 12/8/2003

	Grant	Grant	Cancellation		Options	SARs	Option	Aggregate
Name/Optionee ID	Date	Type	Date	Reason	Cancelled	Cancelled	Price	Option Price

Plan: Boardwalk Equities, Inc.

Jon Orpe	12/23/1998	Non-Qualified	12/8/2003	Terminated	400	0	$16.720000	$6,688.00
SSN ###-##-####

Petra Porisky	12/23/1998	Non-Qualified	12/8/2003	Terminated	2,000	0	$16.720000	$33,440.00
SSN ###-##-####

James N. McKibbin	3/9/1999	Non-Qualified	12/8/2003	Terminated	20,000	0	$12.700000	$254,000.00
SSN ###-##-####

Plan Totals					22,400	0		$294,128.00

1

Cancellation Recap Report	Boardwalk Equities Inc.

From / / to / /	Entered from 12/8/2003 to 12/8/2003

	Grant	Grant	Cancellation		Options	SARs	Option	Aggregate
Name/Optionee ID	Date	Type	Date	Reason	Cancelled	Cancelled	Price	Option Price

Grand Totals					22,400	0		$294,128.00

2